UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DOLE FOOD COMPANY, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
256603 101
(CUSIP Number)
Roberta Wieman
10900 Wilshire Boulevard
Los Angeles, California 90024
(310) 208-6055
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS David H. Murdock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		51,710,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,710,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,710,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%[1]

14	TYPE OF REPORTING PERSON

	IN, HC
1 Based upon 88,276,000 shares of Common Stock outstanding as of the date hereof.

2

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,784,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,784,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,784,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%[1]

14	TYPE OF REPORTING PERSON

	CO
1 Based upon 88,276,000 shares of Common Stock outstanding as of the date hereof.

3

CUSIP No.	256603 101

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,784,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,784,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,784,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%[1]

14	TYPE OF REPORTING PERSON

	CO
1 Based upon 88,276,000 shares of Common Stock outstanding as of the date hereof.

4

Item 1. Security and Issuer
This Schedule 13D is being filed to report each of the reporting persons’ named herein (collectively, the “Reporting Persons”) beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362.
The shares of the Common Stock reported herein as beneficially owned by Mr. David H. Murdock consist of (i) the number of shares of Common Stock owned directly by him as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended (the “Trust”) and (ii) the number of shares of Common Stock owned directly by Castle & Cooke Holdings, Inc., a Delaware Corporation (“Holdings”). Mr. Murdock is the sole trustor, trustee and beneficiary of the Trust. Holdings is wholly-owned by Castle & Cooke Investments, Inc., a Delaware corporation (“Investments”), which is wholly-owned by Mr. Murdock. Investments, as the sole stockholder of Holdings, beneficially owns the shares of Common Stock owned directly by Holdings. Mr. Murdock, as the sole stockholder of Investments, beneficially owns the shares of Common Stock owned directly by Holdings.
Item 2. Identity and Background
This Schedule 13D is being filed by:
(1)	Mr. Murdock, a United States citizen, is Chairman of the Board and a director of the Issuer. He is also the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations. The principal business and office address for Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024.
(2)	Investments, a Delaware corporation whose principal business is the holding of Mr. Murdock’s interests in Holdings and its subsidiaries, and his interests in Flexi-Van Holdings, Inc. and its subsidiaries, which are engaged in the ownership and leasing of chassis and shipping containers on a world-wide basis. The principal business and office address of Investments is 10900 Wilshire Boulevard, Los Angeles, California 90024.
(3)	Holdings, a Delaware corporation whose principal business is the ownership, operation and development of residential and commercial real estate and resorts. The principal business and office address of Holdings is 10900 Wilshire Boulevard, Los Angeles, California 90024.

Attached as Appendix A is information concerning each executive officer and director of Investments and Holdings other than Mr. Murdock (collectively, the “C&C Parties”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
During the last five years, none of the Reporting Persons or the C&C Parties have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price paid in connection with the acquisition by Mr. Murdock and Holdings of an aggregate of 1,000 shares of Common Stock that triggered the obligation to file this Schedule 13D was $12,500. This amount was paid for with the cash assets of Mr. Murdock and Holdings. This acquisition and certain other internal restructuring transactions are described below in greater detail in Item 4. As of the date of this filing, and as a result of the internal restructuring transactions described below, the Reporting Persons beneficially own an aggregate of 51,710,000 shares of Common Stock. No consideration was paid by the Reporting Persons in connection with the internal restructuring transactions described below other than as specifically described in this Item 3.
Item 4. Purpose of Transaction
The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes. Mr. Murdock has held a controlling interest in the Issuer (or its predecessor) since 1985. From March 28, 2003, the date of the Issuer’s going private transaction, until immediately prior to the consummation of the initial public offering of the Common Stock completed on October 28, 2009 (the “IPO”), Mr. Murdock has beneficially owned all issued and outstanding shares of Common Stock through DHM Holding Company, Inc., a Delaware corporation (“DHM”), which was owned by him and Holdings.

As previously disclosed in the Issuer’s Registration Statement on Form S-1 (File No. 333-161345) originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2009, as amended (the “Registration Statement”), in connection with the IPO, the Issuer and Mr. Murdock effected a series of internal restructuring transactions, which resulted in the Reporting Persons beneficially owning an aggregate of 51,710,000 shares of Common Stock as reported herein. The mechanics of these internal restructuring transactions and the means by which Mr. Murdock and Holdings acquired direct ownership of Common Stock are summarized below, as are the transfer restrictions imposed on the shares of Common Stock held by Mr. Murdock and Holdings in connection with the IPO and the Trust Offering (as defined below). These restructuring transactions did not affect the percentage of Common Stock beneficially owned by the Reporting Persons.
Internal Restructurings
As noted above, prior to the consummation of the IPO, DHM was the direct owner of all 1,000 issued and outstanding shares of Common Stock. On October 27, 2009, DHM entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Mr. Murdock and Holdings pursuant to which DHM agreed to transfer on a pro rata basis to its two stockholders, Mr. Murdock and Holdings, 778 shares of Common Stock and 222 shares of Common Stock, respectively, for a per share purchase price of $12.50 per share, immediately following the Split (as defined below). On October 28, 2009, prior to the merger of DHM with and into the Issuer in which the Issuer was the surviving corporation (the “Merger”), the Issuer effected a 51,710-for-1 forward split (the “Split”) of the Common Stock, resulting in DHM’s direct ownership of 51,710,000 shares of Common Stock. Pursuant to the Stock Purchase Agreement, immediately following the Split, DHM transferred to Mr. Murdock and Holdings, 778 shares of Common Stock and 222 shares of Common Stock, respectively, at a price of $12.50 per share. The foregoing summary of the Stock Purchase Agreement is qualified in entirety by reference to the complete text of the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 99.5 and is incorporated herein by reference.
At the effective time of the Merger and as a result thereof, (i) all 51,709,000 issued and outstanding shares of Common Stock held directly by DHM were cancelled and retired and ceased to exist and (ii) each issued and outstanding share of Common Stock owned by any person other than DHM, by virtue of the Merger, split into 53,085.2 shares of Common Stock. As a result, immediately following the Merger, Mr. Murdock directly owned 41,200,286 shares of Common Stock and Holdings directly owned 11,784,914 shares of Common Stock. No other shares of Common Stock were issued and outstanding at such time other than the shares of Common Stock owned by them. The foregoing summary of the Merger is qualified in entirety by reference to the complete text of the Agreement and Plan of Merger, dated October 27, 2009, between DHM and the Issuer, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.
Following the Merger and prior to the consummation of the IPO, the Issuer redeemed an aggregate of 1,375,200 shares of Common Stock owned directly by Mr. Murdock. Specifically, the Issuer redeemed (i) 415,200 shares of Common Stock in exchange for the transfer to Mr. Murdock’s designee of an 85% interest in Wellbeing Properties, LLC, and the assumption by such designee of $30 million of debt associated with Wellbeing Properties, LLC, and (ii) 960,000 shares of Common Stock in exchange for the transfer to Mr. Murdock’s designee of the Issuer’s ownership interest in one parcel of idle farmland of approximately 1600 acres in Honduras.
As a result of the restructuring transactions described above, at the time of the consummation of the IPO and as of the date of this filing, Mr. Murdock as trustee of the Trust directly owns 39,925,086 shares of Common Stock and Holdings directly owns 11,784,914 shares of Common Stock.
Lock-up Agreements
In connection with the IPO, on October 22, 2009, Mr. Murdock and Holdings entered into a lock-up agreement (“Lockup Agreements”) with the underwriters in respect of the shares of Common Stock held by them, respectively. Pursuant to the Lockup Agreements, subject to certain exceptions described below, they may not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock or any securities of the Issuer that are substantially similar to the Common Stock or any securities that are convertible into, exchangeable for, or that represent the right to receive shares of Common Stock, or any such substantially similar securities, owned now or acquired hereafter, directly or with respect to which Mr. Murdock or Holdings has beneficial ownership within the rules and regulations of the SEC without the prior written consent of Goldman, Sachs & Co. until April 20, 2010 (the “Restricted Period”), unless automatically extended pursuant to the terms of the Lockup Agreements. Pursuant to the Lockup Agreements, the Restricted Period will automatically be extended if (i) during the last 17 days prior to April 20, 2010 the Issuer issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the Restricted Period, the Issuer announces that it will release earnings results during the 15-day period following April 20, 2010, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. The foregoing restrictions on transfer do not apply to: (i) a transfer of shares as a bona fide gift, where the donee agrees to be bound by such restrictions; (ii) a transfer of shares not involving a disposition for value to (a) any trust for the direct or indirect benefit of the beneficial holder of such shares or his immediate family, or (b) any wholly-owned subsidiary, in each case where the transferee agrees to be bound by such restrictions; (iii) a transfer of shares in connection with the Trust Offering (defined below) and; (iv) from and after January 20, 2010, a pledge as collateral for any loan of up to 30% of the shares held by Mr. Murdock or Holdings, as applicable, not subject to the Trust Offering, where the counterparty to such pledge agrees to be bound by such restrictions, if such pledge does not require any public report or filing with the SEC. The foregoing summaries of the Lockup Agreements are qualified in entirety by reference to the complete text of the Lockup Agreements copies of which are filed herewith as Exhibits 99.2 and 99.3 and are incorporated herein by reference.

2009 Trust Offering
As described in the Registration Statement, concurrent with the IPO, a newly formed trust not affiliated with the Issuer, the 2009 Dole Food Automatic Common Exchange Security Trust (the “2009 Trust”), offered up to 24,000,000 of its $0.875 automatic common exchange securities (the “Securities”), with the option for the initial purchasers to purchase up to an additional 3,600,000 Securities from the 2009 Trust at the initial offering price (the “Trust Offering”). The Securities are exchangeable, at the Trust’s option, for shares of Common Stock or the cash equivalent value of such shares of Common Stock, beginning on November 1, 2012 (the “Exchange Date”).
In connection with the Trust Offering, on October 22, 2009, (i) Mr. Murdock entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) with the 2009 Trust pursuant to which Mr. Murdock agreed to deliver to the 2009 Trust on the Exchange Date a number of shares of Common Stock equal to the product of the exchange rate times the 24,000,000 Securities offered in the Trust Offering, or 27,600,000 Securities, if the initial purchasers exercise their option to purchase additional Securities; and (ii) Mr. Murdock entered into a Collateral Agreement (the “Collateral Agreement”) with U.S. Bank, National Association, as Collateral Agent (the “Collateral Agent”), and the 2009 Trust, pursuant to which Mr. Murdock agreed to grant a security interest in the maximum number of shares of Common Stock initially deliverable under the Forward Purchase Agreement. The foregoing summaries of the Forward Purchase Agreement and Collateral Agreement are qualified in entirety by reference to the complete text of the Forward Purchase Agreement and Collateral Agreement copies of which are filed herewith as Exhibits 99.6 and 99.7, respectively, and are incorporated herein by reference.
As of the date of this filing, the 2009 Trust sold 24,000,000 Securities, resulting in Mr. Murdock’s pledge to the Collateral Agent of 24,000,000 shares of Common Stock. Pursuant to the Collateral Agreement, Mr. Murdock has the right to vote these shares of Common Stock for so long as such shares are beneficially owned by him and pledged under the Collateral Agreement, unless an event of default occurs under the Forward Purchase Agreement or the Collateral Agreement. In addition, pursuant to the Forward Purchase Agreement and Collateral Agreement, if the initial purchasers exercise their option to purchase an additional 3,600,000 Securities from the 2009 Trust at the initial offering price, Mr. Murdock is obligated to deliver to the 2009 Trust and pledge to the Collateral Agent an additional 3,600,000 shares of Common Stock.
The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or, subject to, among other things, the Lockup Agreements, decrease their investment in the Issuer depending upon estate planning considerations, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Mr. Murdock, as a member of the Issuer’s Board of Directors and its Chairman, expects to continue to be involved in the Issuer’s policies and activities.
Except as set forth herein and except for changes in the composition of the Board of Directors of the Issuer previously disclosed in the Registration Statement related to bringing the Board of Directors in compliance with the rules of the New York Stock Exchange regarding director independence in accordance with the transition rules related thereto, the Reporting Persons presently do not have any plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
(e) Any material change in the present capitalization or dividend policy of the Issuer.
(f) Any other material change in the Issuer’s business or corporate structure.
(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) and (b)
Interests of Reporting Persons and Others:
(1)	Mr. Murdock:
As of the date of this filing, Mr. Murdock has beneficial ownership of an aggregate of 51,710,000 shares of Common Stock, or 58.6% of the Common Stock. Of these 51,710,000 shares of Common Stock, Mr. Murdock has (a) sole voting and sole dispositive power with respect to 51,710,000 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of Common Stock. Of these 51,710,000 shares of Common Stock, (a) 39,925,086 are owned directly by Mr. Murdock as trustee of the Trust and (b) 11,784,914 are owned directly by Holdings. Mr. Murdock has beneficial ownership of the shares owned directly by Holdings.
(2)	Investments:
As of the date of this filing, Investments has beneficial ownership of an aggregate of 11,784,914 shares of Common Stock, or 13.4% of the Common Stock. Of these 11,784,914 shares of Common Stock, Investments has (a) sole voting and sole dispositive power with respect to 11,784,914 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of Common Stock. Of these 11,784,914 shares of Common Stock, all are owned directly by Holdings. Investments, as sole stockholder of Holdings, has beneficial ownership over the shares owned directly by Holdings.
(3)	Holdings:
As of the date of this filing, Holdings has beneficial ownership of an aggregate of 11,784,914 shares of Common Stock, or 13.4% of the Common Stock. Of these 11,784,914 shares of Common Stock, Holdings has (a) sole voting and sole dispositive power with respect to 11,784,914 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of Common Stock. Of these 11,784,914 shares of Common Stock, all are owned directly by Holdings.
(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing, each as described above in Item 4:
(1) On October 28, 2009, prior to the Merger, Mr. Murdock acquired 778 shares of Common Stock from DHM for aggregate consideration of $9,725 or $12.50 per share.
(2) On October 28, 2009, prior to the Merger, Holdings acquired 222 shares of Common Stock from DHM for aggregate consideration of $2,775 or $12.50 per share.
(3) On October 28, 2009, as a result of the Merger, each issued and outstanding share of Common Stock owned by the Mr. Murdock and Holdings, by virtue of the Merger, split into 53,085.2 shares of Common Stock.
(4) On October 28, 2009, immediately following the Merger, the Issuer redeemed (i) 415,200 shares of Common Stock held by Mr. Murdock in exchange for the transfer to Mr. Murdock’s designee of an 85% interest in Wellbeing Properties, LLC and the assumption by such designee of $30 million of debt associated with Wellbeing Properties, LLC and (ii) 960,000 shares of Common Stock held by Mr. Murdock in exchange for the transfer to Mr. Murdock’s designee of the Issuer’s ownership interest in one parcel of idle farmland of approximately 1600 acres in Honduras.
(5) On October 28, 2009, in connection with the consummation of the Trust Offering, Mr. Murdock pledged 24,000,000 shares of Common Stock to the Collateral Agent.

(d) Mr. Murdock has the power to direct the receipt of dividends from and the proceeds from the sale of the shares reported herein. Mr. Murdock has the right to receive dividends from and the proceeds from the sale of the shares reported herein, except with respect to the 24,000,000 shares of Common Stock that have been pledged to the Collateral Agent. Pursuant to the Collateral Agreement, Mr. Murdock is obligated to deliver to the Collateral Agent for the benefit of the 2009 Trust any dividends received in respect of the 24,000,000 shares of Common Stock pledged by Mr. Murdock to the Collateral Agent. However, the Collateral Agent is required to pay any such dividends to Mr. Murdock unless (i) Mr. Murdock is in default with respect to its obligations under the Collateral Agreement or (ii) the payment of any or all such dividends to Mr. Murdock would cause the collateral to become insufficient under the Collateral Agreement.
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In addition to the agreements described in Item 4, Mr. Murdock and Holdings are also party to a Registration Rights Agreement with the Issuer, which provides them with certain rights with respect to the registration of their shares of Common Stock under the Securities Act of 1933, as amended, including demand, piggyback and Form S-3 shelf registration rights when available.
Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated November 9, 2009.

Exhibit 99.2	Lock-Up Agreement, dated October 22, 2009, between David H. Murdock as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended and Goldman, Sachs & Co., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as representatives of the Underwriters.

Exhibit 99.3	Lock-Up Agreement, dated October 22, 2009, between Castle & Cooke Holdings, Inc. and Goldman, Sachs & Co., Deutsche Bank Securities Inc., Merrill Lunch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as representatives of the Underwriters.

Exhibit 99.4	Agreement and Plan of Merger entered into as of October 27, 2009, between DHM Holding Company, Inc. and Dole Food Company, Inc.

Exhibit 99.5	Stock Purchase Agreement made as of October 27, 2009, by and among DHM Holding Company, Inc., the David H. Murdock Living Trust dated May 28, 1986, as amended, and Castle & Cooke Holdings, Inc.

Exhibit 99.6	Forward Purchase Agreement, dated as of October 22, 2009, between David H. Murdock, in his individual capacity and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended and 2009 Dole Food Automatic Common Exchange Security Trust.

Exhibit 99.7	Collateral Agreement, dated as of October 22, 2009, among David H. Murdock, in his individual capacity and as trustee of the David H. Murdock Living Trust dated May 28, 1986 as amended, U.S. Bank National Association, for the benefit of the 2009 Dole Food Automatic Common Exchange Security Trust.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ David H. Murdock			November 9, 2009

David H. Murdock, individually and as
trustee of the David H. Murdock Living
Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold		November 9, 2009

	Name:	Scott A. Griswold
	Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold		November 9, 2009

	Name:	Scott A. Griswold
	Title:	Executive Vice President

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS OF INVESTMENTS

Number/ Percentage
of Shares of Common
			Principal Business		Stock Beneficially
Name	Title	Business Address	Occupation	Citizenship	Owned[1]
Andrew J. Conrad	Director	2440 South Sepulveda Blvd., Suite 235, Los Angeles, CA 90064	Chief Scientific Officer, Laboratory Corporation of America	U.S.	15,000 (less than 0.1%)[2]
Scott A. Griswold	Director and Executive Vice President	10900 Wilshire Blvd., Los Angeles, CA 90024	Executive Vice President, Dole Food Company, Inc.	U.S.	29,500 (less than 0.1%)[3]
Rick H. Kline	President	10900 Wilshire Blvd., Los Angeles, CA 90024	President, Castle & Cooke, Inc.	U.S.	0
Justin M. Murdock	Director	10900 Wilshire Blvd., Los Angeles, CA 90024	Vice President, Dole Food Company, Inc.	U.S.	13,000 (less than 0.1%)[4]
Roberta Wieman	Director and Vice President	10900 Wilshire Blvd., Los Angeles, CA 90024	Executive Vice President, Dole Food Company, Inc.	U.S.	15,167 (less than 0.1%)[5]
Gary J. Wong	Chief Financial Officer	10900 Wilshire Blvd., Los Angeles, CA 90024	Chief Financial Officer, Castle & Cooke, Inc.	U.S.	0
EXECUTIVE OFFICERS AND DIRECTORS OF HOLDINGS

Number/ Percentage
of Shares of Common
			Principal Business		Stock Beneficially
Name	Title	Business Address	Occupation	Citizenship	Owned[1]
Scott A. Griswold	Director and Executive Vice President	10900 Wilshire Blvd., Los Angeles, CA 90024	Executive Vice President, Dole Food Company, Inc.	U.S.	29,500 (less than 0.1%)[3]
Rick H. Kline	President	10900 Wilshire Blvd., Los Angeles, CA 90024	President, Castle & Cooke, Inc.	U.S.	0
Justin M. Murdock	Director	10900 Wilshire Blvd., Los Angeles, CA 90024	Vice President, Dole Food Company, Inc.	U.S.	13,000 (less than 0.1%)[4]
Roberta Wieman	Director and Vice President	10900 Wilshire Blvd., Los Angeles, CA 90024	Executive Vice President, Dole Food Company, Inc.	U.S.	15,167 (less than 0.1%)[5]
Gary J. Wong	Chief Financial Officer	10900 Wilshire Blvd., Los Angeles, CA 90024	Chief Financial Officer, Castle & Cooke, Inc.	U.S.	0

[1]	Based upon 88,276,000 shares of Common Stock outstanding on the date hereof.

[2]	5,000 of which are restricted shares vesting in full on October 28, 2012.

[3]	27,500 of which are restricted shares vesting in full on October 28, 2012.

[4]	All of which are restricted shares vesting in full on October 28, 2012.

[5]	14,167 of which are restricted shares vesting in full on October 28, 2012.